FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

　Table of Contents

Document 1 News Release dated July 4, 2008

Document 2 Material Change Report dated July 7, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

July 4, 2008 TSXV: AGX

Connor Creek Drill Results

Amador Gold Corp. (TSX-V: AGX) and Kootenay Gold Inc. (TSX-V: KTN) are pleased to announce the results of their diamond drilling program on their Connor Creek Property located in southeastern British Columbia. Amador Gold Corp. has optioned the property from Kootenay Gold Inc. who remains as operator of the exploration program.

Kootenay Gold Inc. drilled 1850.49 metres of NQ2 sized core on the Connor Creek Property. Three principal targets areas were selected, 'EM' zone, 'CC shear' and the True Fissure/Root zone.

The EM zone was selected primarily on the basis of a strong airborne EM conductor which coincided with surface exposures of sulphidic metasediments in which anomalous gold values were obtained. Six holes were drilled on or near this target, (CC07-1 thru 6) for a total of 607.22 metres.

The CC shear zone represented strongly sheared and sulphide bearing metasediments in which surface gold values were obtained. Four holes were drilled on this target (CC07-7 thru 10) for a total of 461.46 metres.

The True Fissure/Root target area are actually two distinct targets located proximal to each other. The True Fissure target was an old working on a high grade lead-zinc-silver vein/replacement zone. One hole was drilled in an attempt to intersect a postulated strike extension of this zone.

The nearby Root target represents a massive sulphide skarn zone at the contact between a limestone/marble and a diorite. Five holes, (CC07-12 thru 16) were drilled through this target. 781.81 metres were drilled in total on the True Fissure/Root target.

EM TARGET

Hole# CC07-2 intersected 1m @ 2.1 gm/t Au within a broader zone of 4m which averaged 1.12 gm/t Au. This intersection occurred within a strongly foliated biotite quartz feldspar gneiss with massive to semi-massive pyrrhotite and locally strong disseminated arsenopyrite. Both arsenic and copper were strongly anomalous in this four metre interval. A second lower interval in this hole averaged 3.00 gm/t Au over 1.63 metres hosted by a feldspar porphyry with fracture controlled pyrrhotite, pyrite and traces of chalcopyrite.

Hole# CC07-3 intersected 0.84 gm/t Au over 2.51 metres between 104.46 and 106.97 metres. This interval is hosted in a biotite quartz feldspar metasediment/gneiss. Gold mineralization here is related to fracture controlled pyrrhotite and disseminated arsenopyrite.

Hole# CC07-6 was collared at the same location as CC07-2 and drilled to the northeast (Azimuth equals 50 degrees). This hole intersected the same mineralized horizon as in CC07-2 averaging 0.41 gm/t Au over 4.5 metres. Once again gold mineralization here correlates well with anaomalous arsenic and copper.

Of note, if projected to surface the mineralized zones in these three holes all correlate well with the airborne EM anomaly in this area.

CC SHEAR TARGET

Four holes were drilled in the CC Shear target for a total of 461.46 metres.

Hole# CC07-7 intersected 0.55 gm/t Au over 2 metres within a siliceous metasiltstone with minor disseminated and fracture-controlled pyrite and pyrrhotite.

Hole# CC07-9 intersected two significant intervals including 16.26 gm/t Au over 0.80 metres occurring within a pyrite and pyrrhotite-bearing fault. The second interval of 0.70 gm/t over 2 metres was hosted in a metasiltstone with minor disseminated and fracture controlled pyrite and pyrrhotite.

The most significant intersection within the CC Shear target occurred in Hole# CC07-10. Here 3 metres averaged 4.75 gm/t Au near the top of the hole. Gold mineralization here is related to an altered metasiltstone with fracture controlled pyrrhotite and chalcopyrite. A second interval further down the hole in the same lithology and alteration averaged 3.29 gm/t Au over 1.76 metres. Even further down the hole also within metasiltstones a 4 metre interval averaged 1.09 gm/t Au. In this hole gold mineralization appears to in part be lithologically controlled.

TRUE FISSURE/ROOT TARGET

Six holes were drilled in the area of the True Fissure/Root target. One hole (CC07-11) targeted the strike extension of the True Fissure vein. No significant results were obtained.

Five holes tested strike extensions of the Root skarn target.

In hole# CC07-13 from 11.31 metres to 13.00 metres returned a 1.69 metre interval averaged 0.70 gm/t Au. This mineralization occurred within a fractured calcsilicate/marble with fracture controlled pyrrhotite, minor chalcopyrite and arsenopyrite. Further down the hole a 0.64 metre interval averaged 1.12 gm/t Au hosted in a silicified section of hornfelsed metasiltstone with strongly disseminated pyrrhotite as well as fracture controlled pyrrhotite, pyrite and chalcopyrite.

Hole# CC07-15 intersected 2.38 gm/t Au over 1.18 metres. This mineralization occurs within a distinctive interval of bleached metasiltstones overprinted by strong fracture controlled arsenopyrite, pyrrhotite, pyrite and traces of sphalerite.

Hole# CC07-16 intersected 0.60 gm/t Au over 1.00 metres. Gold mineralization here is hosted in a strongly faulted marble with fracture controlled and replacement pyrrhotite, pyrite with lesser sphalerite and traces of galena.

The CC Shear and EM targets form some clear gold and gold-copper-lead-zinc enriched zones associated with sulfides in sheared metasediments.

All reported drill intercepts are drill hole lengths. True widths are unknown at this time.

Core samples were sawn in halves with one half being bagged, labelled, recorded and sealed in plastic bags before being shipped for analysis to Acme Laboratories in Vancouver, B.C. The other half of the core was retained in the core boxes for future reference. All core samples were analysed using Agua Regia ICP-MS analysis with Fire Assay Fusion Gold by ICP-ES.

2008 EXPLORATION

Connor Creek hosts a number of attractive gold enriched targets requiring more exploration. There are numerous zones of anomalous gold, gold-copper-lead-zinc and silver as identified in rock, soil and drill sampling which occur across the property. The 2007 season has identified two priority areas and three secondary areas of interest for 2008. The primary areas of focus for 2008 will be the CC Shear and Debbie occurrences where historic results report high grade gold in sulfides. The secondary targets are comprised of open ended soil anomalies to the south and west of the CC Shear, a distinct open ended silver soil anomaly south several hundred meters south of the True Fissure area and a large EM anomaly associated with the historic Hungary Man occurrence. A program consisting of geologic mapping, trenching, and prospecting is planned for the 2008 season after which a drill program will be designed.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. and by Trygve Hoy, PhD,. (P.Eng), a consultant to Amador Gold Corp. (both are qualified persons for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects). Mr. McDonald is a director of Kootenay Gold Inc.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, copper/nickel and diamond deposits. During the last few years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada, with a strong focus in Ontario. Amador Gold’s properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

Investors are invited to visit the Amador IR Hub at www.agoracom.com/ir/amador where they can post questions and receive answers or review questions and answers already posted by other investors.

Corporate Inquiries:

Alan Campbell, C.F.O.
604.685.2222

Kevin Hull, Investor Relations
604.685.2222

info@amadorgoldcorp.com

Agoracom Investor Relations
AGX@agoracom.com

www.agoracom.com/ir/Amador

Or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with our Company Chairman and President, Richard Hughes.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – July 4, 2008.

Item 3. News Release – News Release issued July 4, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V: AGX) and Kootenay Gold Inc. (TSX-V: KTN) are pleased to announce the results of their diamond drilling program on their Connor Creek Property located in southeastern British Columbia. Amador Gold Corp. has optioned the property from Kootenay Gold Inc. who remains as operator of the exploration program.

Item 5. Full Description of Material Change - Amador Gold Corp. (TSX-V: AGX) and Kootenay Gold Inc. (TSX-V: KTN) are pleased to announce the results of their diamond drilling program on their Connor Creek Property located in southeastern British Columbia. Amador Gold Corp. has optioned the property from Kootenay Gold Inc. who remains as operator of the exploration program.

Kootenay Gold Inc. drilled 1850.49 metres of NQ2 sized core on the Connor Creek Property. Three principal targets areas were selected, 'EM' zone, 'CC shear' and the True Fissure/Root zone.

The EM zone was selected primarily on the basis of a strong airborne EM conductor which coincided with surface exposures of sulphidic metasediments in which anomalous gold values were obtained. Six holes were drilled on or near this target, (CC07-1 thru 6) for a total of 607.22 metres.

The CC shear zone represented strongly sheared and sulphide bearing metasediments in which surface gold values were obtained. Four holes were drilled on this target (CC07-7 thru 10) for a total of 461.46 metres.

The True Fissure/Root target area are actually two distinct targets located proximal to each other. The True Fissure target was an old working on a high grade lead-zinc-silver vein/replacement zone. One hole was drilled in an attempt to intersect a postulated strike extension of this zone.

The nearby Root target represents a massive sulphide skarn zone at the contact between a limestone/marble and a diorite. Five holes, (CC07-12 thru 16) were drilled through this target. 781.81 metres were drilled in total on the True Fissure/Root target.

EM TARGET

Hole# CC07-2 intersected 1m @ 2.1 gm/t Au within a broader zone of 4m which averaged 1.12 gm/t Au. This intersection occurred within a strongly foliated biotite quartz feldspar gneiss with massive to semi-massive pyrrhotite and locally strong disseminated arsenopyrite. Both arsenic and copper were strongly anomalous in this four metre interval. A second lower interval in this hole averaged 3.00 gm/t Au over 1.63 metres hosted by a feldspar porphyry with fracture controlled pyrrhotite, pyrite and traces of chalcopyrite.

Hole# CC07-3 intersected 0.84 gm/t Au over 2.51 metres between 104.46 and 106.97 metres. This interval is hosted in a biotite quartz feldspar metasediment/gneiss. Gold mineralization here is related to fracture controlled pyrrhotite and disseminated arsenopyrite.

Hole# CC07-6 was collared at the same location as CC07-2 and drilled to the northeast (Azimuth equals 50 degrees). This hole intersected the same mineralized horizon as in CC07-2 averaging 0.41 gm/t Au over 4.5 metres. Once again gold mineralization here correlates well with anaomalous arsenic and copper.

Of note, if projected to surface the mineralized zones in these three holes all correlate well with the airborne EM anomaly in this area.

CC SHEAR TARGET

Four holes were drilled in the CC Shear target for a total of 461.46 metres.

Hole# CC07-7 intersected 0.55 gm/t Au over 2 metres within a siliceous metasiltstone with minor disseminated and fracture-controlled pyrite and pyrrhotite.

Hole# CC07-9 intersected two significant intervals including 16.26 gm/t Au over 0.80 metres occurring within a pyrite and pyrrhotite-bearing fault. The second interval of 0.70 gm/t over 2 metres was hosted in a metasiltstone with minor disseminated and fracture controlled pyrite and pyrrhotite.

The most significant intersection within the CC Shear target occurred in Hole# CC07-10. Here 3 metres averaged 4.75 gm/t Au near the top of the hole. Gold mineralization here is related to an altered metasiltstone with fracture controlled pyrrhotite and chalcopyrite. A second interval further down the hole in the same lithology and alteration averaged 3.29 gm/t Au over 1.76 metres. Even further down the hole also within metasiltstones a 4 metre interval averaged 1.09 gm/t Au. In this hole gold mineralization appears to in part be lithologically controlled.

TRUE FISSURE/ROOT TARGET

Six holes were drilled in the area of the True Fissure/Root target. One hole (CC07-11) targeted the strike extension of the True Fissure vein. No significant results were obtained.

Five holes tested strike extensions of the Root skarn target.

In hole# CC07-13 from 11.31 metres to 13.00 metres returned a 1.69 metre interval averaged 0.70 gm/t Au. This mineralization occurred within a fractured calcsilicate/marble with fracture controlled pyrrhotite, minor chalcopyrite and arsenopyrite. Further down the hole a 0.64 metre interval averaged 1.12 gm/t Au hosted in a silicified section of hornfelsed metasiltstone with strongly disseminated pyrrhotite as well as fracture controlled pyrrhotite, pyrite and chalcopyrite.

Hole# CC07-15 intersected 2.38 gm/t Au over 1.18 metres. This mineralization occurs within a distinctive interval of bleached metasiltstones overprinted by strong fracture controlled arsenopyrite, pyrrhotite, pyrite and traces of sphalerite.

Hole# CC07-16 intersected 0.60 gm/t Au over 1.00 metres. Gold mineralization here is hosted in a strongly faulted marble with fracture controlled and replacement pyrrhotite, pyrite with lesser sphalerite and traces of galena.

The CC Shear and EM targets form some clear gold and gold-copper-lead-zinc enriched zones associated with sulfides in sheared metasediments.

All reported drill intercepts are drill hole lengths. True widths are unknown at this time.

Core samples were sawn in halves with one half being bagged, labelled, recorded and sealed in plastic bags before being shipped for analysis to Acme Laboratories in Vancouver, B.C. The other half of the core was retained in the core boxes for future reference. All core samples were analysed using Agua Regia ICP-MS analysis with Fire Assay Fusion Gold by ICP-ES.

2008 EXPLORATION

Connor Creek hosts a number of attractive gold enriched targets requiring more exploration. There are numerous zones of anomalous gold, gold-copper-lead-zinc and silver as identified in rock, soil and drill sampling which occur across the property. The 2007 season has identified two priority areas and three secondary areas of interest for 2008. The primary areas of focus for 2008 will be the CC Shear and Debbie occurrences where historic results report high grade gold in sulfides. The secondary targets are comprised of open ended soil anomalies to the south and west of the CC Shear, a distinct open ended silver soil anomaly south several hundred meters south of the True Fissure area and a large EM anomaly associated with the historic Hungary Man occurrence. A program consisting of geologic mapping, trenching, and prospecting is planned for the 2008 season after which a drill program will be designed.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. and by Trygve Hoy, PhD,. (P.Eng), a consultant to Amador Gold Corp. (both are qualified persons for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects). Mr. McDonald is a director of Kootenay Gold Inc.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 7th day of July, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: July 7, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary